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                           October 20, 2020

       Douglas L. Williams
       Chief Executive Officer
       Atlantic Capital Bancshares, Inc.
       945 East Paces Ferry Road NE, Suite 1600
       Atlanta, GA 30326

                                                        Re: Atlantic Capital
Bancshares, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed October 16,
2020
                                                            File No. 333-249517

       Dear Mr. Williams:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Donald
Field at 202-551-3680 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance